LETTERHEAD
March 16, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed December 22, 2009
File No. 001-09186
Dear Mr. O’Brien:
We have reviewed your letter of March 4, 2011 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (the “Form 10-K”) and are responding to your comments. To facilitate your review, we have included each comment to which we are responding herein prior to our response to that comment. This document is being submitted via EDGAR. In addition, we have sent you a paper copy.
We wish to thank you and Ms. Do for your time and for providing us with the opportunity to discuss your letter on Friday, March 11, 2011. We understand that your review and comments are to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We share these objectives and continue to respond to your comments with these goals in mind.

Form 10-K for the Year Ended October 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A)
1.	Please tell us and disclose in future filings the amount of losses from mortgage put-backs in each of the three years presented.
The mortgage put-back costs for the last three fiscal years ended October 31 were as follows (amounts in thousands):

Fiscal 2008	$1,340
Fiscal 2009	$753
Fiscal 2010	$(255	) -- recovery
As we stated during our call, these amounts are clearly immaterial to our financial statements. Accordingly, we do not believe that specific disclosure of these amounts offers the user/reader of our financial statements any meaningful insight into Toll Brothers, Inc. We will continue to monitor future results and adjust our disclosures accordingly.
2.	Please tell us the amount of revenue, costs and expenses and profit from your financial services operations during the periods presented. Tell us the amount of assets attributable to TBI Mortgage and any other mortgage or related operations. Please tell us which reportable segment includes your mortgage operations.
As we noted in our February 22, 2011 letter, our mortgage subsidiary is auxiliary to and financially supported by our homebuilding operations. As such, we operate the mortgage subsidiary at breakeven without any notable gain or loss. Any excess costs above revenues are included in cost of revenues in our statement of operations. As revenue and expenses net to zero and are not broken out separately, they are not included in a segment. The mortgage subsidiary’s assets are included in “corporate and other” in our segment reporting. Information regarding revenue, expenses and assets for the last three fiscal years ended October 31 is as follows (amounts in thousands):

Fiscal year	2010	2009	2008

Revenue	$11,727	$7,503	$13,122
Expenses	11,727	7,503	13,122
Profit	—	—	—

Assets at October 31:	$96,400	$46,500	$54,100

Should you have any additional comments or need further clarification of our responses, please contact me.
Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President -- Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com